Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

November 30, 2011

FILED VIA EDGAR

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-177342
on behalf of the Brown Advisory Small Companies Fund and Brown Advisory Small Cap Fundamental Value Fund
REQUEST FOR ACCELERATION

Dear Mr. Minore:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on November 30, 2011 on behalf of the Brown Advisory Small Companies Fund and Brown Advisory Small Cap Fundamental Value Fund, be accelerated to Friday, December 2, 2011.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President